

10031833


SEC MAIL PROCESSING
RECEIVED
AUG 30 2010
WASH, D.C.
SECTION
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-10 AND ENDING 30-Jun-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Abbey Capital (US) LLC** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue- 914
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Helen Doody **646-495-5546**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
9/3

OATH OR AFFIRMATION

I, Helen Doody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abbey Capital (US) LLC, as of June 30, 2010, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public



VALERIO
Notary Public State of New York
NO. 01VA6162918
Qualified in Bronx County
My Commission Expires 03/19/2011

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member,
Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)

We have audited the accompanying balance sheet of Abbey Capital (US) LLC as of June 30, 2010 and the related statement of operations and changes in member's equity, and cash flows for the six months then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbey Capital (US) LLC as of June 30, 2010 and the related statement of operations and changes in member's equity, and cash flows for the six months then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
August 20, 2010

Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)
Balance Sheet
As of June 30, 2010

ASSETS

Current assets:	
Cash & cash equivalents	$82,389
Accounts receivable	12,112
Prepaid expenses	9,190
Total Current Assets	$103,691
Other asset:	
Security deposit	19,460
Fixed assets- net	1,588
Total Assets	$124,739

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$32,699
Total Current Liabilities	$32,699
Member's Equity:	
Common units	$1,000
Retained earnings	91,040
Member's equity	92,040
Total Liabilities & Member's Equity	$124,739

Please see the notes to the financial statements.

Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)
Statement of Operations
For the Six Months Ended June 30, 2010

Revenues	$118,933
General and administrative expenses:	
Salaries	$173,113
Rent expense	48,897
General administration	100,061
Total general and administrative expenses	322,071
Loss from operations	(203,138)
Other income:	
Reimbursement from related party	287,348
Net income before income tax provision	$84,210
Provision for income taxes	(1,500)
Net income	$82,710

Please see the notes to the financial statements.

Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)
Statement of Cash Flows
For the Six Months Ended June 30, 2010

Operating activities:	
Net income	$82,710
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	459
Changes in other operating assets and liabilities:	
Accounts receivable	23,892
Prepaid expenses	1,121
Accounts payable & accrued expenses	(8,353)
Net cash provided by operations	$99,829
Investing activities:	
Security deposit	($7,000)
Purchase fixed assets	(9,833)
Net cash used in investing activities	($16,833)
Financing activities:	
Distributions paid member	($106,241)
Net cash used by financing activities	($106,241)
Net decrease in cash during the fiscal year	($23,245)
Cash at December 31, 2009	105,634
Cash at June 30, 2010	$82,389
Supplemental disclosures of cash flow information:	
Interest paid during the six months	$0
Income taxes paid during the six months	$7,500

Please see the notes to the financial statements.

Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)
Statement of Changes in Member's Equity
For the Six Months Ended June 30, 2010

	Common Units	Retained Earnings	Member's Equity
Balance at December 31, 2009	$1,000	$130,608	$131,608
Distributions paid to sole member		(122,278)	(122,278)
Net income for the period		82,710	82,710
Balance at June 30, 2010	$1,000	$91,040	$92,040

Please see the notes to the financial statements.

Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)
Notes to the Financial Statements
For the Six Months Ended June 30, 2010

1. Organization

Abbey Capital (US) LLC (the Company) is a privately held limited liability company formed in New York in February 2008 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) and markets investments in securities exempt from registration with the Securities and Exchange Commission.

Administrative expenses incurred by the Company are reimbursed by the sole member on a monthly basis and recorded as reimbursement income from related party in the statement of operations.

In March 2010, the Company's ownership changed and the Company became a wholly owned subsidiary of Abbey Capital Limited, a company domiciled in Dublin, Ireland. At the same time, the Company changed its name from Celtic Advisor LLC to Abbey Capital (US) LLC and its fiscal and tax year end to June 30, 2010.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer Income- Retainer revenues and related fees are recorded when they become due and are earned and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- From January 1, 2010 to February 28, 2010, the Company was taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

In March 2010, the Company changed its tax status from a single member S corporation to a C corporation, and as such, accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, prepaid expenses, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2010.

4. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2010 through the date of this report and found no material subsequent events reportable during this period.

5. Concentration of Credit Risk

The Company relies upon the financial support of the sole member of the Company. A withdrawal of this support would have a material adverse affect upon the Company's ability to continue as a going concern

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$92,040
DEBITS:	
Non-allowable assets:	
Accounts receivable	(12,112)
Security deposit	(19,460)
Prepaid expenses	(9,190)
Fixed assets- net	(1,588)
NET CAPITAL	$49,690
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$49,690
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$44,690
AGGREGATE INDEBTEDNESS:	$32,699
AGGREGATE INDEBTEDNESS TO NET CAPITAL	65.81%
Excess net capital previously reported	$44,690
Less adjustments	
Excess net capital per audited report	$44,690

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

7. Commitments and Contingencies

The Company does not have a non-cancelable lease for office space and instead rents office space in New York City on rolling six month basis.

Rent expense for six months ended June 30, 2010 was $48,897.

8. Related Party Transaction

The Company is reimbursed by the sole member for administrative expenses incurred. During the six months ended June 30, 2010, the Company received $287,348 in reimbursements and recorded reimbursement income in the statement of operations.

9. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income before provision for income taxes (March 1, 2010 to June 30, 2010)	$18,380

Current tax expense:	
Federal	$1,350
State	150
Total	$1,500

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	15%
Statutory state and local income tax	13%
Timing differences	-20%
Effective rate	8%

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Member
Abbey Capital (US) LLC
(formerly Celtic Advisor LLC)

In planning and performing our audit of the financial statements of Abbey Capital (US) LLC for the six months ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of June 30, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.



Monmouth Beach, N.J.
August 20, 2010